SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 02, 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
            Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.


Protherics PLC

Prolarix™
p
hase 1

data
 to be

presented
at
the
American Society of Clinical Oncology (ASCO) Annual Meeting

London, UK; Brentwood, TN, US; 2 June 2008 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces that preliminary results of a phase 1 clinical study of Prolarix™ will be presented at the American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, USA, at 12 midday local time on Monday 2 June. The clinical study was conducted by Cancer Research UK and Dr. Debashis Sarker of the Royal Marsden Hospital, London will be presenting.

Prolarix™ is a novel targeted prodrug therapy being developed for the treatment of hepatocellular carcinoma
(
primary

liver cancer
)
with the potential to be used in
other selected tumours.

The phase 1
dose escalation
trial
was conducted at two sites
 in the
UK
 and
its main
aim
 was
 to assess

safety and tolerability
 in order to determine the dose for phase 2
.

Protherics is planning to start a phase 2 proof of concept study in mid 2008 to investigate the efficacy of Prolarix
™ in primary liver cancer.

The ASCO Annual Meeting attracts more than 30,000 attendees and is considered the premier educational and scientific event in the oncology community.

Andrew Heath
, Chief Executive of Protherics commented:
"We are delighted
that Cance
r Research
UK

is
 presenting this

phase 1
 data at the prestigious

ASCO Annual Meeting
.

This
 helps to highlight our
growing
franchise in cancer
 an
d showcase one of our most promising
programmes
"
.

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar , President Protherics Inc	+1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell , Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno	+1 212 850 5600

Or visit
www.protherics.com

Notes for Editors:
About Prolarix™
Prolarix is a targeted chemotherapy being developed for the treatment of primary liver cancer (hepatocellular carcinomas, HCC) and other select tumours. Prolarix is a combination therapy of two low molecular weight compounds, a prodrug* (called tretazicar; previously CB1954) and an enzyme co-substrate* (called caricotamide; previously EP-0152R). The prodrug tretazicar can be activated, by an endogenous enzyme called NQO2, to a highly reactive, short-lived cytotoxic agent which causes a high degree of DNA cross-linking. The NQO2 enzyme is latent and therefore inactive in body tissue, but Protherics' scientists have discovered that the enzyme is active in the presence of a co-substrate called caricotamide. The NQO2 enzyme is absent or in low levels in many normal body tissues, including bone marrow, but its activity is increased in certain tumour types (particularly hepatocellular carcinomas). The coadministration of the prodrug tretazicar, and the cosubstrate, caricotamide, is therefore expected to result in the enhanced activation of the prodrug in the target tumour cells, resulting in their death while minimising harm to healthy, non-cancerous cells.

Glossary
Prodrug* - A compound that is converted within the body into its active form and that has no therapeutic effects of its own. A prodrug is useful when the active drug may be too toxic to administer systemically, the active drug is absorbed poorly by the digestive tract, or the body breaks down the active drug before it reaches its target.

Co-substrate* - A molecule that interacts with an enzyme and is required for its activity.

Cytotoxic* - A chemical which has a direct toxic effect to cells, causing their death.

Tretazicar* is 5-(aziridin-1-yl)-2,4-dinitrobenzamide (CB 1954), an antitumour prodrug

Caricotamide* is 1-carbamoylmethyl-3-carbamoyl-1,4-dihydropyridine (EP-0152R), the most stable of a series of co-substrates discovered by Protherics

About Protherics
Protherics (LSE: PTI, NASDAQ: PTIL) is a leading
international
biopharmaceutical company focused on specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and marketed
 in the
US
: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote.

The Company's strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, following a major licensing deal announced in December 2005. AstraZeneca is conducting an additional phase 2 programme following changes to the commercial manufacturing process. A new formulation of Angiotensin Therapeutic Vaccine, for the treatment of hypertension, is scheduled to enter

a phase 2a study in mid 2008. This formulation contains a novel CoVaccine HT
™
 adjuvant which has improved the immune response with a range of vaccines in many species. Protherics also has four novel cancer products being developed in a range of indications for which it intends to undertake the sales and marketing in the
US
 and/or the EU.

Protherics has a strong cash position, with cash balances at 30 September 2007 of £46.9 million, having completed a £38 million equity fundraising in January 2007 and received a £10 million milestone payment from AstraZeneca in April 2007.

With headquarters in
London
, the Company has approximately 290 employees across its operations in the
UK
, US and
Australia
.

For further information visit:
www.protherics.com

About Cancer Research
UK

Cancer Research
UK
 is
Europe
's leading cancer charity, dedicated to research into the causes, prevention and treatment of cancer.
They
 support the work of over 3,000 scientists, doctors and nurses in over 80 academic centres across the
UK
, with an annual scientific spend of more than £213 million. Cancer Research
UK
 is the European leader in the development of novel anti-cancer treatments; from their discovery at the laboratory bench to early clinical trials in cancer patients.

For further information
please
visit:

www.cancerresearchuk.org/

Disclaimer
This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: June 02, 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director